Contact

www.linkedin.com/in/rajesh-
radhakrishnan-a69105 (LinkedIn)

Rajesh Radhakrishnan

Executive and Board Member | AI + Automation | SaaS
Sunnyvale, California, United States

Summary

Senior executive with experience leading GTM, sales, product, and marketing with a spike in finding and scaling product-market fit. Multiple board memberships and advisory positions in tech startups and services companies.

Experience

Automation Anywhere
EVP and GM, AI + Automation
December 2017 - Present (8 years 6 months)
San Jose, Ca

I lead the company's growth business at the intersection of Generative AI and Automation. In this role I have incubated and successfully scaled multiple product lines from agentic automation and document automation to vertical/ horizontal solutions. As part of this role I own GTM strategy/execution and P&L for these areas. I also lead Global Sales Engineering as well as Global Enablement (Sales, SE, Partner) for the company

VAWAA
Strategic Advisor
July 2021 - Present (4 years 11 months)

Ikigai
Strategic Advisor
August 2021 - Present (4 years 10 months)

Turing
Strategic Advisor
March 2017 - Present (9 years 3 months)

Digital OnUs (acquired by TechM)
Board Member
June 2017 - June 2021 (4 years 1 month)

AFS Technologies, Inc.
Board Member
June 2017 - June 2018 (1 year 1 month)

GlobalLogic
Chief Revenue Officer
December 2014 - April 2017 (2 years 5 months)

Driving 20+% growth to over $400M and increasing Enterprise Value by 4x

Hewlett Packard Enterprise Services
Vice President Application & BPO Services, Americas
September 2007 - December 2014 (7 years 4 months)

Leading a team of over 16,000 people delivering application & BPO services to the Fortune 500

Mercury Interactive
Vice President, Testing Software Product Line
February 2003 - September 2007 (4 years 8 months)

Led a $800M Software Product line with over 20+% growth

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Education

Brown University
Masters, Computer Science

Indian Institute of Technology, Delhi
Bachelors, Computer Science

Campion School Mumbai